Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

United States of America

BofA Securities, Inc.

One Bryant Park

New York, NY 10036

United States of America

Cowen and Company, LLC

599 Lexington Avenue

New York, NY 10022

United States of America

As representatives of the prospective underwriters

VIA EDGAR

December 1, 2020

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Attention:	Ms. Margaret Schwartz

Re:	Burning Rock Biotech Limited (“the Company”) (CIK No. 0001792267)

Registration Statement on Form F-1 (Registration No. 333-251053)

Dear Ms. Schwartz:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 4:00 p.m., Eastern Time on December 3, 2020, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between December 1, 2020 and the date hereof, copies of the Company’s Preliminary Prospectus dated December 1, 2020 were distributed as follows: 700 copies to prospective underwriters, institutional investors, dealers and others.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

Morgan Stanley & Co. LLC
BofA Securities, Inc.
Cowen and Company, LLC

As representatives of the prospective underwriters

Morgan Stanley & Co. LLC

By:	/s/ Celestina Milner
Name: Celestina Milner
Title: Executive Director

BofA Securities, Inc.
By:	/s/ Tucker Highfield
Name: Tucker Highfield
Title: Managing Director

Cowen and Company, LLC

By:	/s/ E James Streator, III
Name: E James Streator, III
Title: Managing Director

SIGNATURE PAGE TO ACCELERATION REQUEST LETTER